Exhibit (a)(5)(C)

IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

MAXINE PHILLIPS, Individually and on Behalf of All	)
Others Similarly Situated,	)
)
Plaintiff,	)	C.A. No.
)
v.	)
)
AMYLIN PHARMACEUTICALS, INC., PAULO F.	)
COSTA, ADRIAN ADAMS, TERESA BECK, M.	)
KATHLEEN BEHRENS, PH.D., DANIEL M.	)
BRADBURY, ALEXANDER J. DENNER, PH.D.,	)
KARIN EASTHAM, JAMES R. GAVIN III, M.D.,	)
PH.D, JAY S. SKYLER, M.D., MACP, JOSEPH P.	)
SULLIVAN, BRISTOL-MEYERS SQUIBB	)
COMPANY, and B&R ACQUISITION COMPANY,	)
)
Defendants.	)
)

VERIFIED CLASS ACTION COMPLAINT

Plaintiff Maxine Phillips (“Plaintiff”), on behalf of herself and all others similarly situated, by her attorneys, alleges the following upon information and belief, except as to those allegations pertaining to Plaintiff which are alleged upon personal knowledge:

NATURE OF THE ACTION

1. This is a shareholder class action complaint on behalf of the holders of the common stock Amylin Pharmaceuticals, Inc. (“Amylin” or the “Company”) against certain officers and/or directors of Amylin (the “Board”), and other persons and entities involved in a proposed transaction through which the Company will be acquired by Bristol-Meyers Squibb Company (“BMS”) for inadequate consideration.

2. On June 29, 2012 Amylin and BMS issued a joint press release announcing that they had entered into a definitive merger agreement pursuant to which BMS would acquire Amylin, via a tender offer made by BMS’s wholly-owned subsidiary

B&R Acquisition Company (“Merger Sub”), for an aggregate purchase price of approximately $5.3 billion. Under the terms of the Proposed Transaction (as defined below), Amylin common shareholders will receive $31.00 per share in cash for each Amylin share they own. The total value of the transaction, including Amylin’s net debt and a contractual payment obligation to Eli Lilly & Company, together totaling about $1.7 billion, is approximately $7 billion.

3. Specifically, pursuant to the Agreement and Plan of Merger dated June 29, 2012 (the “Merger Agreement”) entered into between Amylin, BMS, and Merger Sub, Merger Sub would commence a cash tender offer (the “Tender Offer”) to purchase all outstanding shares of Amylin common stock at a purchase price of $31.00 per share in cash, to be followed by a merger of Merger Sub with and into the Company, with the Company continuing as the surviving corporation and becoming a wholly owned subsidiary of BMS.

4. Pursuant to the Merger Agreement, the Tender Offer is to commence no later than July 11, 2012. If Merger Sub acquires 90% or more of the outstanding shares pursuant to the Tender Offer, including following the exercise of a Top-Up Option, then BMS will consummate the Merger in a second-step merger without a vote or any further action by the holders of shares (collectively the Tender Offer, the Top-Up Option, and the second-step merger are referred to herein as the “Proposed Transaction”). Following completion of the Proposed Transaction, AstraZeneca will make a payment to Amylin, as a wholly owned subsidiary of BMS, in the amount of approximately $3.4 billion in cash. Profits and losses arising from the collaboration will be shared equally between BMS and AstraZeneca.

5. As discussed below, both the consideration to Amylin common shareholders contemplated in the Proposed Transaction and the process by which Defendants propose to consummate the Proposed Transaction are fundamentally unfair to Plaintiff and the other common shareholders of the Company. The Individual Defendants’ (as defined herein) conduct constitutes a breach of their fiduciary duties owed to Amylin common shareholders, and a violation of applicable legal standards governing the Individual Defendants’ conduct.

6. In February 2012, BMS made an unsolicited offer to acquire Amylin at $22 per share. The Board rejected the offer and determined not to publicly disclose that it had received an offer from BMS. However, news of the offer was leaked to the public by Bloomberg news on March 28, 2012.

7. Carl Icahn, a significant shareholder of the Amylin, thereafter filed suit in the Delaware Court of Chancery against the Company and the Individual Defendants in an action styled Icahn Partners, LP v. Amylin Pharmaceuticals, Inc., C.A. No. 7404-VCN (the “Icahn Action”), seeking waiver of the Advance Notice Bylaw provision that barred a proxy contest in advance of the Company’s May 15, 2012 shareholder meeting. Mr. Icahn’s purported intention was to push Amylin into a sale of the Company. In fact, Mr. Icahn had unsuccessfully attempted to engineer a sale of the Company to its then diabetes drug partner, Eli Lilly and Co. in 2009, though succeeded in a proxy fight against the company at that time. The Icahn Action was withdrawn on or about May 25, 2012, after Mr. Icahn held discussions with Defendant Bradbury, Amylin’s President and Chief Executive Officer, suggesting that Mr. Icahn was satisfied that the Company would bend to his will and pursue a sale of the Company.

8. On June 26, 2012, a derivative action was filed against on behalf of Amylin against the Individual Defendants in the United States District Court for the District of Delaware styled Berger v. Bradbury et al., 1:12-cv-00824 (UNA) (the “Derivative Action”). The Derivative Action alleged that the Individual Defendants had breached their fiduciary duties by (1) summarily rejecting BMS’s premium offer of $22 without obtaining adequate information, (2) granting low priced options to the Company’s executive officers without having first publicly disclosed the receipt of that offer (thus avoiding the rise in stock price that would have occurred following disclosure), (3) failing to publicly disclose the offer, which would have caused the Company’s stock price to rise to that level; and then (4) engaging in a dilutive secondary offering. The Derivative Action sought money damages against the Individual Defendants and an accounting of all profits and special benefits they had received as a result of their allegedly unlawful conduct. In an effort to avoid personal liability in the Derivative Action, the Individual Defendants now seek to push through the Proposed Transaction and thereby extinguish those claims.

9. For these reasons and as set forth in detail herein, Plaintiff seeks to enjoin Defendants from taking any steps to consummate the Proposed Transaction or, in the event the Proposed Transaction is consummated, recover damages resulting from the Individual Defendants’ violations of their fiduciary duties of loyalty, good faith, and due care.

PARTIES

10. Plaintiff currently holds shares of common stock of Amylin and has held such shares at all relevant times.

11. Defendant Amylin is a Delaware Corporation with its principal executive offices located at 9360 Towne Centre Drive Suite 110 San Diego, CA 92121. The Company is a biopharmaceutical company dedicated to the discovery, development and commercialization of innovative medicines for patients with diabetes and other metabolic diseases. Amylin’s primary focus is on the research, development and commercialization of a franchise of GLP-1 agonists, for the treatment of type 2 diabetes. Shares of Amylin common stock trade on NASDAQ under the ticker symbol “AMLN.”

12. Defendant Paulo F. Costa (“Costa”) has been a member of the Board since June 2009 and Chairman of the Board since August 2009.

13. Defendant Adrian Adams (“Adams”) has been a member of the Board since October 2007.

14. Defendant Teresa Beck (“Beck”) has been a member of the Board since March 2007.

15. Defendant M. Kathleen Behrens (“Behrens”) has been has been a member of the Board since June 2009.

16. Defendant Daniel M. Bradbury (“Bradbury”) has been the Chief Executive Officer since March 2007, President since June 2006, Chief Operating Officer since June 2003, and a member of the Board since June 2006.

17. Defendant Alexander J. Denner (“Denner”) has been has been a member of the Board since June 2009.

18. Defendant Karin Eastham (“Eastham”) has been has been a member of the Board since September 2005.

19. Defendant James R. Gavin III, M.D., Ph.D. (“Gavin”) has been has been a member of the Board since June 2009.

20. Defendant Jay S. Skyler, M.D., MACP (“Skyler”) has been has been a member of the Board since August 1999.

21. Defendant Joseph P. Sullivan (“Sullivan”) has been has been a member of the Board since September 2003.

22. Defendants Costa, Adams, Beck, Behrens, Bradbury, Denner, Eastham, Gavin, Skyler, and Sullivan are collectively referred to hereinafter as the “Individual Defendants.”

23. Defendant BMS is a global biopharmaceutical company that develops, licenses, manufactures, markets, and sells pharmaceutical and nutritional products. BMS products and experimental therapies address cancer, heart disease, HIV/AIDS, diabetes, rheumatoid arthritis, hepatitis, organ transplant rejection, and psychiatric disorders.

24. Defendant Merger Sub is a Delaware corporation and a wholly owned subsidiary of BMS formed for the sole purpose of effectuating the Proposed Transaction (Merger Sub and BMS are sometimes collectively referred to herein as “BMS”) (BMS, together with Amylin and the Individual Defendants, are referred to collectively as the “Defendants”).

THE FIDUCIARY DUTIES OF THE INDIVIDUAL DEFENDANTS

25. By reason of the Individual Defendants’ positions with the Company as officers and/or directors, said individuals are in a fiduciary relationship with Plaintiff and the other public shareholders of Amylin (the “Class”) and owe Plaintiff and the other members of the Class the duties of good faith, fair dealing, loyalty and full and candid disclosure.

26. By virtue of their positions as directors and/or officers of Amylin, the Individual Defendants, at all relevant times, had the power to control and influence, and did control and influence and cause Amylin to engage in the practices complained of herein.

27. Each of the Individual Defendants is required to act in good faith, in the best interests of the Company’s shareholders and with due care, including reasonable inquiry. In a situation where the directors of a publicly traded company undertake a transaction that may result in a change in corporate control, the directors must take all steps reasonably required to maximize the value shareholders will receive rather than use a change of control to benefit themselves, and to disclose all material information concerning the proposed change of control to enable the shareholders to make an informed voting decision. To diligently comply with this duty, the directors of a corporation may not take any action that:

(a) adversely affects the value provided to the corporation’s shareholders;

(b) contractually prohibits them from complying with or carrying out their fiduciary duties;

(c) discourages or inhibits alternative offers to purchase control of the corporation or its assets; or

(d) will otherwise adversely affect their duty to search for and secure the best value reasonably available under the circumstances for the corporation’s shareholders.

28. Plaintiff alleges herein that the Individual Defendants, separately and together, in connection with the Proposed Transaction, violated duties owed to Plaintiff and the other public shareholders of Amylin, including their duties of loyalty, good faith and independence, insofar as they, inter alia, engaged in self-dealing and obtained for themselves personal benefits, including personal financial benefits, not shared equally by Plaintiff or the public shareholders of Amylin common stock.

CLASS ACTION ALLEGATIONS

29. Plaintiff brings this action pursuant to Court of Chancery Rule 23, individually and on behalf of the Class. The Class specifically excludes Defendants herein, and any person, firm, trust, corporation or other entity related to, or affiliated with, any of the Defendants.

30. This action is properly maintainable as a class action.

31. The Class is so numerous that joinder of all members is impracticable. As of March 27, 2012, Amylin had approximately 161,656,477 shares of common stock outstanding. Members of the Class are scattered throughout the United States and are so numerous that it is impracticable to bring them all before this Court.

32. Questions of law and fact exist that are common to the Class, including, among others:

(a) whether the Individual Defendants have fulfilled and are capable of fulfilling their fiduciary duties owed to Plaintiff and the Class;

(b) whether the Individual Defendants have engaged and continue to engage in a scheme to benefit themselves at the expense of Amylin shareholders in violation of their fiduciary duties;

(c) whether the Individual Defendants are acting in furtherance of their own self-interest to the detriment of the Class;

(d) whether Defendants have disclosed and will disclose all material facts in connection with the Proposed Transaction; and

(e) whether Plaintiff and the other members of the Class will be irreparably damaged if Defendants are not enjoined from continuing the conduct described herein.

33. Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. Plaintiffs claims are typical of the claims of the other members of the Class and Plaintiff has the same interests as the other members of the Class. Accordingly, Plaintiff is an adequate representative of the Class and will fairly and adequately protect the interests of the Class.

34. The prosecution of separate actions by individual members of the Class would create the risk of inconsistent or varying adjudications with respect to individual members of the Class, which would establish incompatible standards of conduct for Defendants, or adjudications with respect to individual members of the Class which would, as a practical matter, be dispositive of the interests of the other members not parties to the adjudications or substantially impair or impede their ability to protect their interests.

35. Preliminary and final injunctive relief on behalf of the Class as a whole is entirely appropriate because Defendants have acted, or refused to act, on grounds generally applicable and causing injury to the Class.

SUBSTANTIVE ALLEGATIONS

A.	Background

36. Amylin is a biopharmaceutical company dedicated to improving lives of patients through the discovery, development, and commercialization of innovative medicines. Amylin is committed to delivering novel therapies that transform the way diabetes and other metabolic disorders are treated. Amylin is headquartered in San Diego, California and has a commercial manufacturing facility in Ohio. The Company is marketing two medicines to treat diabetes, BYETTA (exenatide) injection and SYMLIN (pramlintide acetate) injection. It is also marketing a diabetes treatment, BYDUREON (exenatide extended-release for injectable suspension). BYDUREON is an extended-release medication for type 2 diabetes that provides continuous glycemic control in a once-weekly dose. Amylin maintains a research and early development program focused on peptide and protein therapeutics. It has also entered into strategic alliances and business initiatives, including its strategic relationship with Biocon, Limited (Biocon) to develop pharmaceutical products, including AC165198, a peptide hybrid drug candidate for diabetes, which was developed from its phybrid technology platform.

37. On February 6, 2012, Amylin reported positive Fourth Quarter and Full Year 2011 financial results. The Company reported that total revenue for the quarter ended December 31, 2011 was $164.9 million, including net product sales of $160.0 million. Defendant Bradbury commented on the Company’s position, “Our strong execution in 2011 has positioned us to enter 2012 with an extraordinary opportunity to maximize shareholder value. We generated positive operating cash flow, reacquired the full rights to the exenatide franchise, expanded the approved uses for BYETTA, and, most importantly, positioned ourselves well to successfully launch BYDUREON in the U.S. following its recent approval. We will also work to secure a new partner for exenatide outside the U.S. to advance our commitment to diabetes patients around the world, and continue to invest strategically in value-driving opportunities while continuing our focus on financial discipline.”

38. In February 2012, BMS made an unsolicited offer to acquire Amylin at $22 per share. The Board rejected the offer and determined not to publicly disclose that it had received an offer from BMS. However, news of the offer was leaked to the public by Bloomberg news on March 28, 2012.

39. Carl Icahn, a significant shareholder of the Amylin, thereafter filed the Icahn Action in the Delaware Court of Chancery against the Company and the Individual Defendants, seeking waiver of the Advance Notice Bylaw provision that barred a proxy contest in advance of the Company’s May 15, 2012 shareholder meeting. Mr. Icahn’s purported intention was to push Amylin into a sale of the Company. In fact, Mr. Icahn had unsuccessfully attempted to engineer a sale of the Company to its then diabetes drug partner, Eli Lilly and Co. in 2009, though succeeded in a proxy fight against the company at that time. The Icahn Action was withdrawn on or about May 25, 2012, after Mr. Icahn held discussions with Defendant Bradbury, Amylin’s President and Chief Executive Officer, suggesting that Mr. Icahn was satisfied that the Company would bend to his will and pursue a sale of the Company.

40. On June 26, 2012, the Derivative Action was filed against on behalf of Amylin against the Individual Defendants in the United States District Court for the District of Delaware. The Derivative Action alleged that the Individual Defendants had breached their fiduciary duties by (1) summarily rejecting BMS’s premium offer of $22 without obtaining adequate information, (2) granting low priced options to the Company’s executive officers without having first publicly disclosed the receipt of that offer (thus avoiding the rise in stock price that would have occurred following disclosure), (3) failing to publicly disclose the offer, which would have caused the Company’s stock price to rise to that level; and then (4) engaging in a dilutive secondary offering. The Derivative Action sought money damages against the Individual Defendants and an accounting of all profits and special benefits they had received as a result of their allegedly unlawful conduct. In an effort to avoid personal liability in the Derivative Action, the Individual Defendants now seek to push through the Proposed Transaction and thereby extinguish those claims.

B. The Proposed Transaction

41. On June 29, 2012, Amylin and BMS issued a press release announcing that they had entered into the Merger Agreement. Under the terms of the Proposed Transaction, BMS would acquire Amylin by making the cash Tender Offer to acquire all of the outstanding shares of common stock of Amylin at a purchase price of $31.00 per share.

42. Specifically, the press release stated, in relevant part:

(PRINCETON, N.J., LONDON, and SAN DIEGO, June 29, 2012) - Bristol-Myers Squibb Company (NYSE: BMY) and Amylin Pharmaceuticals, Inc. (NASDAQ: AMLN) announced today that Bristol-Myers Squibb will acquire Amylin for $31.00 per share in cash, pursuant to a cash tender offer and second step merger, or an aggregate purchase price of approximately $5.3 billion. The total value of the transaction, including Amylin’s net debt and a contractual payment obligation to Eli Lilly & Company, together totaling about $1.7 billion, is approximately $7 billion. The acquisition has been unanimously approved by the boards of directors of Bristol-Myers Squibb and Amylin. The board of directors of Amylin has unanimously recommended that Amylin’s stockholders tender their shares into the tender offer.

Bristol-Myers Squibb and AstraZeneca (LSE:AZN) announced today that, following the completion of Bristol-Myers Squibb’s acquisition of Amylin, the companies will enter into collaboration arrangements, based on the framework of the existing diabetes alliance, regarding the development and commercialization of Amylin’s portfolio of products. Following completion of Bristol-Myers Squibb’s acquisition of Amylin, AstraZeneca will make a payment to Amylin, as a wholly owned subsidiary of Bristol-Myers Squibb, in the amount of approximately $3.4 billion in cash. Profits and losses arising from the collaboration will be shared equally. In addition, AstraZeneca has the option, exercisable at its sole discretion following the closing of the acquisition, to establish equal governance rights over key strategic and financial decisions regarding the collaboration, upon the payment to Bristol-Myers Squibb of an additional $135 million. These collaboration arrangements have been approved by the boards of directors of Bristol-Myers Squibb and AstraZeneca.

Amylin is a biopharmaceutical company dedicated to the discovery, development and commercialization of innovative medicines for patients with diabetes and other metabolic diseases. Amylin’s primary focus is on the research, development and commercialization of a franchise of GLP-1 agonists, for the treatment of type 2 diabetes.

“Amylin’s innovative diabetes portfolio, talented people and state-of-the art manufacturing facility complement our long-standing leadership in metabolics,” said Lamberto Andreotti, chief executive officer, Bristol-Myers Squibb. “We are pleased to be able to strengthen the portfolio we have built to help patients with diabetes by building on the success Amylin has had with its GLP-1 franchise. The acquisition of Amylin by Bristol-Myers Squibb is also a unique way for Bristol-Myers Squibb and AstraZeneca to expand the alliance between the two companies, and it demonstrates Bristol-Myers Squibb’s innovative and targeted approach to partnerships and business development.”

Simon Lowth, interim chief executive officer of AstraZeneca, said: “This is a compelling proposition that will have an immediate positive impact on revenues and is fully in line with our stated partnering strategy to enhance top-line growth and strengthen our late stage pipeline. The broadening of our diabetes collaboration with Bristol-Myers Squibb is another important step towards creating a leadership position in the treatment of a disease with growing unmet medical need that is reaching epidemic proportions in many areas of the world. The combined development, regulatory and commercial strengths of the AstraZeneca and Bristol Myers-Squibb alliance for diabetes provides an excellent platform to unlock the potential of Amylin’s differentiated treatments for the benefit of patients worldwide and for our shareholders.”

“We are pleased to announce this transaction that provides substantial value for Amylin shareholders,” said Daniel M. Bradbury, president and chief executive officer of Amylin. “Over the last several months, our Board of Directors, with the assistance of our financial and legal advisors, has been actively engaged in a robust and thorough strategic process designed to maximize the value of our unique diabetes franchise. I strongly believe that we have accomplished that objective. Our recent U.S. launch of BYDUREON, the first ever once-weekly therapy for patients with type 2 diabetes, solidified our position as a driving force in the fight against this rising global epidemic. Importantly, this transaction with Bristol-Myers Squibb and their alliance with AstraZeneca provide the means to maximize the potential and impact of Amylin’s innovative diabetes therapies and reach more patients around the world with treatment options to help manage their disease. In addition, I would like to acknowledge and thank the dedicated employees of Amylin whose tireless efforts are responsible for creating the tremendous value that is being recognized today by two of the most respected companies in the pharmaceutical industry.”

Amylin’s assets include:

•

A GLP-1 agonist franchise, including two treatments for type 2 diabetes, BYETTA(exenatide) injection and BYDUREON (exenatide extended-release for injectable suspension/exenatide 2 mg powder and solvent for prolonged release suspension for injection), approved for use in both the U.S. and Europe, and a life-cycle management pipeline, including delivery devices and formulation improvements. The addition of the Amylin GLP-1 franchise complements Bristol-Myers Squibb’s and AstraZeneca’s current diabetes portfolio creating a comprehensive disease management platform;

•

Metreleptin, a leptin analog currently under review at the U.S. Food and Drug Administration (FDA) for the treatment of diabetes and/or hypertriglyceridemia (high levels of triglycerides in the bloodstream) in patients with rare forms of inherited or acquired lipodystrophy;

•	SYMLIN® (pramlintide acetate) injection an amylin analog, approved by the FDA for the treatment of type 1 and type 2 diabetes patients with inadequate glycemic control on meal-time insulin; and

•	A state-of-the-art sterile production facility in Ohio.

Under the terms of the definitive merger agreement between Bristol-Myers Squibb and Amylin, Bristol-Myers Squibb will commence a cash tender offer to purchase all of the outstanding shares of Amylin’s common stock for $31.00 per share. The closing of the tender offer is subject to customary terms and conditions, including the tender of a number of shares that constitutes at least a majority of Amylin’s outstanding shares of common stock, on a fully diluted basis, and expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act. The agreement also provides for the parties to effect, subject to customary conditions, a merger to be completed following the completion of the tender offer which would result in all shares not tendered in the tender offer being converted into the right to receive $31.00 per share in cash. The merger agreement contains a provision under which Amylin has agreed not to solicit any competing offers for the company. Bristol-Myers Squibb will finance the acquisition from its existing cash resources and credit facilities.

The companies expect the tender offer to close approximately thirty days after commencement of the tender offer.

Citi and Evercore are serving as financial advisers to Bristol-Myers Squibb in connection with the acquisition and Kirkland & Ellis LLP is its legal adviser. Bank of America Merrill Lynch is serving as financial adviser to AstraZeneca in connection with the transactions and Davis Polk & Wardwell LLP and Covington & Burling LLP are its legal advisers. Credit Suisse Securities (USA) LLC and Goldman Sachs & Co. are serving as financial advisers to Amylin in connection with the acquisition and Skadden, Arps, Slate, Meagher & Flom LLP is its legal adviser.

For Bristol-Myers Squibb, the transactions are expected to be dilutive to Non-GAAP earnings per share (EPS) in 2012 and 2013 by approximately $0.03, becoming slightly accretive starting in 2014 with meaningful accretion expected in the later part of the decade. The estimated Non-GAAP EPS impact excludes amortization of acquired intangible assets, restructuring costs and other costs associated with the transactions.

43. The consideration offered to Amylin public stockholders in the Proposed Transaction is unfair and grossly inadequate because, among other things, the intrinsic value of Amylin common stock is materially in excess of the amount offered for those securities in the proposed acquisition given the Company’s prospects for future growth and earnings, particularly in light of the commercialization of BYDUREON following its recent FDA approval. Moreover, at least one independent Wall Street analyst has set a price target for Amylin of $32.00 per share. The Proposed Transaction will deny Class members their right to share equitably in the true value of the Company. As a result, the Individual Defendants breached the fiduciary duties they owe to the Company’s public shareholders because those shareholders will not receive adequate or fair value for their Company common stock in the Proposed Transaction.

44. Based on the aforementioned, the Proposed Transaction is wrongful, unfair and harmful to Amylin public shareholders because, among other things, they will not be able to see a fair return on the commercialization of BYDUREON. The Proposed Transaction represents an effort by Defendants to aggrandize their own financial position and interests at the expense of and to the detriment of Class members by denying Class members their right to share proportionately and equitably in the true value of the Company.

C.	The Preclusive Deal Protection Devices

45. In addition to the woefully inadequate consideration offered to Amylin shareholders, the entire process deployed by BMS and Amylin Board is also unfair and inadequate. Namely, as part of the Merger Agreement, the Individual Defendants agreed to certain onerous and preclusive deal protection devices that operate conjunctively to make the Proposed Transaction a fait accompli and ensure that no competing offers will emerge for the Company.

46. Defendants are attempting to circumvent the requirement of a shareholder vote through an irrevocable “Top-Up Option” which Amylin Board voted to grant to BMS. The Top-Up Option is contained in Section 1.4 of the Merger Agreement and states that in the event BMS falls short of obtaining the minimum number of shares in the Tender Offer necessary for it to effectuate a short form merger under Section 253 of the

Delaware General Corporation Law, BMS may purchase, at its option, the number of shares necessary for it to exceed the ninety percent threshold. The Top-Up Option therefore allows BMS to pursue a merger without a vote and without any requirement of establishing the entire fairness of the Proposed Transaction.

47. Moreover, §5.2 of the Merger Agreement, titled “No Solicitation of Competing Proposals,” contains a provision barring the Board and any Company personnel from attempting to procure a price in excess of the amount offered by BMS. Section 5.2(a) of the Merger Agreement further demands that the Company terminate any and all prior or on-going discussions with other potential suitors. Despite the fact that Defendants have already “locked up” the transaction in favor of BMS and precluded the Board from soliciting alternative bids, the Merger Agreement provides other ways to guarantee that BMS will be the Company’s only suitor.

48. Pursuant to §5.2(b) of the Merger Agreement, should an unsolicited bidder arise, the Company must notify BMS of the bidder’s offer and its identity within twenty- four (24) hours. Moreover, the Company must provide any non-public information to Parent within thirty-six hours of providing the same information to a bidder who has made a Competing Proposal that the “Company Board determines in good faith after consultation with its independent financial and outside legal advisors that such Competing Proposal either constitutes a Superior Proposal or would reasonably be expected to result in a Superior Proposal, and ... the Company Board determines in good faith after consultation with its outside legal counsel that the failure to take such action would be inconsistent with the directors’ fiduciary duties under applicable Law.” Further, per section 5.2(i) of the Merger Agreement, if the Company receives a

Competing Proposal which the Board determines constitutes a Superior Proposal, the Board must provide written notice to BMS of the Superior Proposal and negotiate with BMS for at least three (3) business days following BMS receipt of the notice, so that BMS has the opportunity to adjust the terms and conditions of the Merger Agreement so that the Competing Proposal ceases to be a Superior Proposal. Accordingly, the Merger Agreement unfairly assures that any “auction” will favor BMS and piggy-back upon the due diligence of the foreclosed alternative bidder.

49. In addition, §8.3 of the Merger Agreement provides that Amylin must pay to BMS a termination fee of $160 million (representing approximately 3.02% of the purchase price) if the Company decides to pursue another offer, thereby essentially requiring that the alternate bidder agree to pay a naked premium for the right to provide the shareholders with a superior offer.

50. Ultimately, these preclusive deal protection devices illegally restrain the Company’s ability to solicit or engage in negotiations with any third party regarding a proposal to acquire all or a significant interest in the Company. The circumstances under which the Board may respond to an unsolicited alternative acquisition proposal that constitutes, or would reasonably be expected to constitute, a superior proposal are too narrowly circumscribed to provide an effective “fiduciary out” under the circumstances. Likewise, these provisions will foreclose the new bidder from providing the needed market check of BMS’s inadequate offer.

51. Accordingly, because the foregoing process represents a violation of state law, Plaintiff seeks injunctive and other equitable relief to prevent the irreparable injury that Company shareholders have and will continue to suffer absent judicial intervention.

FIRST CAUSE OF ACTION

Claim for Breach of Fiduciary Duties Against the Individual Defendants

52. Plaintiff repeats and realleges each allegation set forth herein.

53. The Individual Defendants have violated fiduciary duties of care, loyalty, candor and good faith owed to public shareholders of Amylin.

54. By the acts, transactions and courses of conduct alleged herein, the Individual Defendants, individually and acting as a part of a common plan, are attempting to unfairly deprive Plaintiff and other members of the Class of the true value of their investment in Amylin.

55. As demonstrated by the allegations above, the Individual Defendants failed to exercise the care required, and breached their duties of loyalty, good faith, candor and independence owed to the shareholders of Amylin because, among other reasons, they failed to take steps to maximize the value of Amylin to its public shareholders.

56. The Individual Defendants dominate and control the business and corporate affairs of Amylin, and are in possession of private corporate information concerning the Company’s assets, business and future prospects. Thus, there exists an imbalance and disparity of knowledge and economic power between them and the public shareholders of Amylin which makes it inherently unfair for them to benefit their own interests to the exclusion of maximizing shareholder value.

57. By reason of the foregoing acts, practices and course of conduct, the Individual Defendants have failed to exercise due care and diligence in the exercise of their fiduciary obligations toward Plaintiff and the other members of the Class.

58. As a result of the actions of the Individual Defendants, Plaintiff and the Class will suffer irreparable injury in that they have not and will not receive their fair portion of the value of the Company’s assets and businesses and have been and will be prevented from obtaining a fair price for their common stock.

59. Unless the Individual Defendants are enjoined by the Court, they will continue to breach their fiduciary duties owed to Plaintiff and the members of the Class, all to the irreparable harm of the members of the Class.

60. Plaintiff and the members of the Class have no adequate remedy at law. Only through the exercise of this Court’s equitable powers can Plaintiff and the Class be fully protected from the immediate and irreparable injury which the Individual Defendants’ actions threaten to inflict.

SECOND CAUSE OF ACTION

On Behalf of Plaintiff and the Class

Against BMS and Merger Sub for Aiding and Abetting the

Individual Defendants’ Breach of Fiduciary Duty

61. Plaintiff incorporates by reference and realleges each and every allegation contained above, as though fully set forth herein.

62. BMS and Merger Sub have acted and are acting with knowledge of, or with reckless disregard to, the fact that the Individual Defendants are in breach of their fiduciary duties to Amylin public shareholders, and have participated in such breaches of fiduciary duties.

63. BMS and Merger Sub knowingly aided and abetted the Individual Defendants’ wrongdoing alleged herein. In so doing, BMS and Merger Sub rendered substantial assistance in order to effectuate the Individual Defendants’ plan to consummate the Proposed Transaction in breach of their fiduciary duties.

64. Plaintiff has no adequate remedy at law.

PRAYER FOR RELIEF

WHEREFORE, Plaintiff demands injunctive relief in their favor and in favor of the Class and against Defendants as follows:

A. Declaring that this action is properly maintainable as a Class action and certifying Plaintiff as Class representatives;

B. Enjoining Defendants, their agents, counsel, employees and all persons acting in concert with them from consummating the Proposed Transaction, unless and until the Company adopts and implements a procedure or process to obtain a merger agreement providing the best possible terms for shareholders;

C. Rescinding, to the extent already implemented, the Proposed Transaction or any of the terms thereof, or granting Plaintiff and the Class rescissory damages;

D. Directing the Individual Defendants to account to Plaintiff and the Class for all damages suffered as a result of the Individual Defendants’ wrongdoing;

E. Awarding Plaintiff the costs and disbursements of this action, including reasonable attorneys’ and experts’ fees; and

F. Granting such other and further equitable relief as this Court may deem just and proper.

Dated: July 3, 2012	FARUQI & FARUQI, LLP

OF COUNSEL:	/s/ James P. McEvilly, III
FARUQI & FARUQI, LLP Juan E. Monteverde Brian Moon 369 Lexington Avenue, 10th Fl. New York, NY10017 Tel.: (212) 983-9330	James P. McEvilly, III (#4807)
20 Montchanin Road, Suite 145
Wilmington, DE 19807
Tel.: (302) 482-3182
Fax: (302) 4823612
Attorneys for Plaintiff
Attorneys for Plaintiff

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